Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our financial statements and the related notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The unaudited interim consolidated financial statements for the six months ended December 31, 2025 and 2024, and the audited consolidated financial statements for the years ended June 30, 2025 and 2024 are prepared pursuant to IFRS. As permitted by the rules of the SEC for foreign private issuers, we do not reconcile our financial statements to U.S. generally accepted accounting principles.

Overview

The RoyaLand Company Ltd. (the “Company,” “we” or “us”) is a Bermuda company which, as of May 27, 2026, has two businesses:

1.	On May 27, 2026, the Company acquired 90% of the share capital of Savoia 1908 Football Club S.r.l., the owner of Savoia 1908 FC, an Italian football club recently promoted from Serie D to the professional league Serie C (“Savoia 1908”). The 10% owner, from which the Company purchased its 90% stake, is CRH Royalty S.r.l. (“CRH”). CRH is 24% owned by the Company's CEO and Director, Prince Emanuele Filiberto di Savoia, the grandson of the last King of Italy. The purchase price was five million of its Class B Common Shares, par value $0.0002 per share (“Class B Shares”) to CRH and two million of its Class B Shares to Savoia 1908.

2.	The Company has been creating an online and offline immersive, fantasy-based royalty-themed experience called myRoyal.World, primarily centered around the mobile-first massively multiplayer online role-playing game, or MMORPG, called TheRoyal.Land. We intend for TheRoyaLand to be a novel interactive, immersive game based on a player-empowered design. The plan is to build proprietary digital avatars and provide opportunities to players to earn in-game reward currency, build virtual land, and own their online assets while enhancing all of these features with what we consider to be premium incremental in-game content. We are also planning a pre-launch augmented reality companion application to build momentum, generate revenues and cultivate a community of players before the full game release.

The RoyaLand

We believe that TheRoyal.Land will introduce the first historically inspired monarchy-based MMORPG, founded by the Prince of Italy and reinforced by the Royal Families. Our objective is to connect and engage with players from around the world through royalty-themed entertainment by becoming a worldwide leader in the development, publishing, and distribution of high-quality interactive entertainment content and services, as well as related media, that deliver engaging entertainment experiences to our network of connected players on a year-round basis. Players, in their selected roles, will represent every part of TheRoyal.Land society. From the Artisans that guide the skilled trades of old to the Knights and Squires that guard the Realm. From Prisoner to Prince, each role will hold specific purposes, abilities, skills, chances for advancement, and adventures.

TheRoyaLand game has been in development since mid-2023 with Neosperience S.p.A. In May 2023, the Company decided to continue the game development with another company and is currently fielding proposals. Neosperience completed the development of the vertical slice or the pre-production playable beta version of TheRoyal.Land. In addition, we secured the domains, TheRoyaLand.online and TheRoyaLand.io, on which we expect to host TheRoyal.Land, and have finished website development for TheRoyal.Land. We are also in the early stages of discussions with media companies to develop myRoyal.World media assets for various streaming platforms. We plan to add additional internal resources to ensure the quality and timely delivery of TheRoyal.Land and myRoyal.World’s assets and experiences.

We still plan a pre-launch augmented reality (“AR”) companion application to build momentum, generate revenues and cultivate a community of players before the full game release. We believe that a mobile AR app is consistent with market trends towards a growing interest in historical gaming and growing demand for content that blends learning and entertainment. We believe that cultural tourism gamification is a growing market and AR location-based mechanics of our planned app can promote exploration amount a target audience in the 18 to 45 demographic who are tech savvy, global minded, interested in history and culture and value immersive learning and short form gameplay. The AR companion app can be developed at a fraction of the cost of the full game and within a period of only 4 to 5 months. We plan to balance a freemium model with value added content.

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We are also looking to acquire a pre-launch casual, level-based royalty-themed game to further build momentum and generate revenues and users before the full game release.

As of the date of this report, the expected cost to ready the game for beta version release is approximately $500,000 to $1 million.

As we launch our initial products, our revenue will depend on our ability to successfully assemble an engaged community around TheRoyal.Land, who we believe will become long-term players of our mobile and online games. We expect that our future revenues will depend on our ability to monetize the game-playing environment of TheRoyal.Land, as well as potential ancillary products, services, and events.

Savoia 1908

Savoia 1908 FC is one of the oldest clubs in Italian football, representing a historic brand — it is officially authorized to use the historic coat of arms of the Italian Royal Family, the House of Savoy, a symbol deeply linked to national history. As an example of the recognition this symbol and name enjoy in Italy, one only needs to look at the Italian postal service, Poste Italiane, which currently produces an official Savoia 1908 postcard, a dedicated philatelic collection and stamps featuring the Savoia 1908 FC 1923–1924 championship season.

The Company believes that the Savoy name and symbol's recognition creates a potential audience for Savoia 1908 FC which is greater than that of many local-only Serie A clubs. As published by the leading Italian business daily Il Sole 24 Ore, according to The Italian National Institute of Statistics (ISTAT) and SWG, a leading Italian polling and market research company headquartered in Trieste, out of the total population of Italy in 2025 of 58.9 million people, approximately 12% held a cultural affinity for the House of Savoy, which translates to an addressable audience of more than seven million and a likely market of approximately two million people — a figure the Company believes compares favorably to the typical audience range of between 560,000 and 1.2 million associated with an average Serie A club.

Savoia 1908 FC was acquired by CRH in 2023 and since that time has been restructured, brought under professional management, and had its brand refreshed under the leadership of Prince Emanuele Filiberto di Savoia. As a result, Savoia 1908 FC is coming out of a successful 2025/2026 season with a first-place finish in its division. It has been promoted to Serie C for the 2026/27 season beginning in August 2026, which the Company believes can be the beginning of a move to even higher leagues. As part of its brand refresh, Savoia 1908 FC has also established an eSports team competing in EA Sports FC™ online matches, currently undefeated in all six of its competitions.

In addition, Savoia 1908 FC is already attracting significant new sponsorships, including Nike, commencing as of July 1, 2026. It also has a youth football academy, which the Company intends to further develop as a cornerstone of Savoia 1908 FC's long-term strategy. The academy currently fields eleven teams across age categories ranging from Under 8 to Under 19, with more than 250 young athletes training and competing at the Club's facilities in the Naples area. Beyond competitive sport, the academy fulfills a vital social mission. The territory in which Savoia 1908 FC operates is an area historically challenged by organized crime, including the Camorra. The Club and its new ownership are firmly committed to offering young people a positive, structured, and values-driven environment — providing them not only with athletic development but with a sense of belonging, discipline, and opportunity that serves as a genuine alternative to the criminal networks that have long burdened this community.

Our Historical Performance

The Company’s independent registered public accounting firm has expressed substantial doubt as to the Company’s ability to continue as a going concern. While we had cash of $31,710 and $225,161 as of December 31, 2025 and June 30, 2025, respectively, we have incurred net losses since our inception and had accumulated deficits of $3,493,895 as of December 31, 2025 and $2,863,410 as of June 30, 2025. We estimate we will be able to conduct our planned operations using currently available capital resources for the next three months. However, in order to meet our growth expectations, we will need to raise funds beyond our current working capital balance in order to finance future development of TheRoyal.Land and myRoyal.World, operate Savoia 1908 FC and meet any debt obligations until such time as future profitable revenues are achieved. We are currently raising capital in private placements and we will seek to further fund our operations through public offerings, private equity offerings, debt financings, and government or other third-party funding. However, the Company may not be able to raise adequate funds for capital expenditures, working capital and other cash requirements from capital markets on acceptable terms, or at all. Advances from an officer or shareholder may likewise be unavailable. The Company’s failure to raise capital as and when needed and generate significantly higher revenues than operating expenses to achieve profitability would impact its going concern status and would have a negative impact on its financial condition and its ability to pursue its business strategy and continue as a going concern. For further discussion, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Going Concern”.

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Recent Developments

Acquisition

As set forth above, on May 27, 2026, we acquired 90% of the Club in exchange for an aggregate of seven million shares of our Class B Common Stock.

Discontinued Operation

On November 29, 2022, we acquired 100% of the issued and outstanding shares of OAPLT, a French joint stock company whose main activities consist of the conception, development and management of a digital and artistic creation studio, and include the creation of apps, websites, the hosting of web products and the provision of services in relation thereto. During the six months ended December 31, 2025, we determined that OAPLT no longer fit into the long-range plans for our business and discontinued its operations. See Note 3 to the accompanying interim condensed consolidated financial statements.

Private Placements

In April 2025, we conducted a private placement of our Class B Common Shares and entered into a certain subscription agreement with an accredited investor as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws. Pursuant to the agreement, we issued 500,000 Class B Common Shares at $1.00 per share for a total of $500,000. The shares are subject to certain lockup provisions until 180 days after the commencement of trading of our Class B Common Shares, subject to certain exceptions. See “Shares Eligible For Future Sale—Lock-Up Agreements”. Boustead Securities, LLC, or Boustead, acted as placement agent in these private placements. Pursuant to our engagement letter agreement with Boustead, in addition to payments of a success fee of $35,000, or 7% of the total purchase price of the shares sold in the private placement, and a non-accountable expense allowance of $5,000, or 1% of the total purchase price of the shares sold in the private placement, we agreed to issue Boustead five-year warrants to purchase up to 35,000 Class B Common Shares in aggregate, exercisable on a cashless basis, with an exercise price of $1.00 per share, subject to adjustment.

Subsequent to December 31, 2025, we conducted a private placement offering of our Class B Common Shares at $1.00 per share under which we are seeking to raise up to $1,000,000. As of the date of this report, we have entered into subscription agreements with accredited investors and raised $150,000 in gross proceeds with the sale of 150,000 Class B Common Shares. Boustead acted as placement agent in these private placements. Pursuant to our engagement letter agreement with Boustead, in addition to payments of a success fee of $10,500, or 7% of the total purchase price of the shares sold in the private placements, and a non-accountable expense allowance of $1,500, or 1% of the total purchase price of the shares sold in the private placements, we agreed to issue Boustead five-year warrants to purchase up to 10,500 Class B Common Shares in aggregate, exercisable on a cashless basis, with an exercise price of $1.00 per share, subject to adjustment.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to acquire and retain new customers and users;

●	our ability to offer competitive pricing;

●	our ability to successfully operate the Club;

●	our ability to raise necessary capital to fund each of our businesses;

●	our ability to broaden product or service offerings;

●	industry demand and competition;

●	our ability to leverage technology and use and develop efficient processes;

●	our ability to attract and retain talented employees, players and contractors; and

●	market conditions and our market position.

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Results of Operations

Comparison of Six Months Ended December 31, 2025 and 2024

The following table sets forth key components of the interim consolidated results of operations of our Company for the six-month periods ended December 31, 2025 and 2024.

Statements of Operations Data	Six Months Ended December 31, 2025	% of Revenue	Six Months Ended December 31, 2024	% of Revenue
CONTINUING OPERATIONS
Revenue	-	N/A	-	N/A
Cost of revenue	-	N/A	-	N/A
General and administrative expenses	$297,597	N/A	$597,291	N/A
Operating loss – continuing operations	(297,597)	N/A	(597,291)	N/A
Other (expense)	(332,000)	N/A	-	N/A
Loss before income taxes – continuing operations	(629,597)	N/A	(597,291)	N/A
Provision for income taxes	-	N/A	-	N/A
Net loss – continuing operations	(629,597)	N/A	(597,291)	N/A
Net loss – discontinued operations	(888)	N/A	(2,091)	N/A
Net loss	$(630,485)	N/A	$(599,382)	N/A

Revenue

For the six-month periods December 31, 2025 and 2024, no revenue was recorded.

General and Administrative Expenses

Our general and administrative expenses consisted of the following for the six-month periods ended December 31, 2025 and 2024:

	Six Months Ended December 31, 2025	Six Months Ended December 31, 2024	Change Dollars	Change Percent
Product research and development - expenses associated with Neosperience agreement	$-	$277,364	$(277,364)	(100.0)%
Legal and accounting	101,540	184,969	(83,429)	(45.1)%
Consulting:
Expenses associated with Skyline agreement	-	24,903	(24,903)	(100.0)%
CFO and CTO consulting expenses	64,261	65,781	(1,520)	(2.3)%
Other consulting expenses	1,000	4,520	(3,520)	(77.9)%
Director fees	100,500	-	100,500	N/A
Filing fees	14,716	15,022	(306)	(2.0)%
Other	15,580	24,732	(9,152)	(37.0)%
Total general and administrative expense	$297,597	$597,291	$(299,694)	(50.2)%

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During the six months ended December 31, 2023, we entered into agreements with Neosperience S.P.A. and Skyline Corporate Communications Group, LLC, both of which related to our effort to develop our MMORPG called TheRoyal.Land. We previously completed our agreement with Neosperience and are evaluating development alternatives and proposals for the next phase of production and commercialization. We have agreed with Skyline to use their services on an as-needed basis, and no services were needed during the six months ended December 31, 2025. Further information concerning these agreements and the expenses related thereto is described in Note 5 to the accompanying interim condensed consolidated financial statements.

In August 2025, we recorded costs for 100,000 Class B Common Shares issued to a director and valued the shares at $1.00 per share.

The six months ended December 31, 2025 saw reductions in legal and accounting (decrease of $83,429 or 45.1%) and other expenses (decrease of $9,152 or 37.0%) compared to the same period in 2024. The reductions in these categories were principally related to our write off of deferred offering costs during the six months ended December 31, 2024, $80,191 of which was recorded to legal and accounting and $8,571 recorded to other expenses.

Operating Loss – Continuing Operations

Our operating losses from continuing operations for the six months ended December 31, 2025 and 2024 were $297,597 and $597,291, respectively, and were a result of the factors described above.

Other (Expense)

On May 11, 2025, we entered into an Acknowledgement and Release with Soheil Raissi, our Chief Technology Officer under which we issued 500,000 shares of our Class B Common Stock, partially in settlement of existing indebtedness. We recorded a loss on extinguishment of debt of $332,000 in connection with the agreement with Mr. Raissi.

Net Loss – Discontinued Operations

This category reflects the minor activity of OAPLT, an operation we discontinued during the six months ended December 31, 2025.

Liquidity and Capital Resources

As of December 31, 2025, the Company had a consolidated cash balance of $31,710 and total assets of $50,117. As of June 30, 2025, we had a consolidated cash balance and total assets of $225,161 and $237,312, respectively. To date, we have financed our operations primarily through sales of our Series B Common Shares. In May 2026 we acquired a 90% interest in the Club and this acquisition will require additional financing to support its operations.

In April 2025 we raised $500,000 in gross proceeds and we did not raise any additional funds between then and December 31, 2025. As noted above under Private Placements, subsequent to December 31, 2025, we have raised $150,000 in gross proceeds in this offering. the Company’s founders have verbally agreed to support the Company if there is any deficit until the additional funds are raised. In the future, we may require additional cash resources to support our operations and for the implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. In addition, we plan to seek additional funding which may be through the sale of equity or debt securities or obtain credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

The accompanying interim condensed consolidated financial statements have been prepared on a going concern basis under which we are expected to be able to realize our assets and satisfy our liabilities in the normal course of business.

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Going Concern

The accompanying interim condensed consolidated financial statements for the Company have been prepared assuming that we will continue as a going concern. However, our independent registered public accounting firm has expressed substantial doubt as to our Company’s ability to continue as a going concern. We have incurred net losses since our inception, and as of December 31, 2025, we had cash of $31,710 and an accumulated deficit of $3,493,895. As a result, there is substantial doubt about the Company’s ability to continue as a going concern.

Our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/or obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. Management has plans to seek additional capital through public offerings, private equity offerings, debt financings, and government or other third-party funding. These plans, if successful, will mitigate the factors which raise substantial doubt about our ability to continue as a going concern.

Summary of Cash Flow

The following tables provide detailed information about our net cash flow for all financial statement periods presented in this prospectus.

Six Months Ended December 31, 2025 and 2024

The following table sets forth key components of our Company’s cash flow during the six-month periods ended December 31, 2025 and 2024.

	Six Months Ended December 31, 2025	Six Months Ended December 31, 2024
Net cash used in operating activities:
Net loss	$(630,485)	$(599,382)
Non-cash items:
Share option expense	8,333	8,333
Share-based compensation expense	142,000	-
Loss on extinguishment of debt	332,000	-
Change in working capital items	(44,680)	316,598
Net cash used in operating activities	(192,832)	(274,451)
Net cash provided by (used in) investing activities	-	-
Net cash provided by (used in) financing activities	-	89,804
Net increase (decrease) in cash	(192,832)	(184,647)
Cash, beginning of period	225,161	259,365
Foreign currency translation adjustment	(619)	2,074
Cash, end of period	$31,710	$76,792

During the six months ended December 31, 2025 and 2024, our net cash used in operations was $192,832 and $274,451, respectively. Our net loss in the 2025 period included expenses for non-cash share issuances totaling $474,000 which did not occur in the 2024 period. The main item affecting the change in working capital items was accounts payable and accrued liabilities. These accounts were increased in the 2024 period as we awaited funding and were paid down in the 2025 period with funding received in April 2025.

During the six months ended December 31, 2025 and 2024, there was no net cash provided by (used in) investing activities.

During the six months ended December 31, 2024, net cash provided by financing activities was caused by the reduction of deferred offering costs, which was written off as of December 31, 2024.

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